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September 1, 2022

VIA EDGAR TRANSMISSION

Scott Anderegg

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Getty Images Holdings, Inc.
Registration Statement on Form S-1
Filed August 9, 2022
File No. 333-266686

Dear Mr. Anderegg:

On behalf of our client, Getty Images Holdings, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2022, relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 9, 2022. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission September 1, 2022 Page 2

Cover Page

1.            Comment: For each of the securities being registered for resale, disclose the price that the selling security holders paid for such securities, or the equity consideration value of such securities, as applicable. We note, for example, that you do not disclose the value of the Earn-Out Shares or the Class A common stock issuable to certain Getty Images Equityholders upon the exercise or vesting of certain equity awards.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page on page 1, About This Prospectus on page ii, Risk Factors on pages 29 and 30, and Plan of Distribution on page 145.

Prospectus Summary, page 1

2.            Comment: Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that a few of your security holders are beneficial owners of a significant percentage of your outstanding shares (identify such security holders and include quantification and percentages) and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Cover Page, Risk Factors on page 29 and Plan of Distribution on page 145.

Risk Factors

Risks Related to Our Class A Common Stock, page 27

3.            Comment: We note your first Risk Factor under the heading Risks Related to Our Class A Common Stock. Please revise this risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Please also revise your disclosure where it says that even if the current trading price is "close to the price" of the units issued in CCNB's initial public offering to state that even if the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the Cover Page and Risk Factors on pages 29 and 30.

Securities and Exchange Commission September 1, 2022 Page 3

General

4.            Comment: Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, NBOKS, and other selling security holders acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Please also disclose the potential profit the selling security holders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the Cover Page and the Risk Factors on pages 29 and 30.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8849 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel, Esq.

cc:	Kjelti Kellough, Senior Vice President, General Counsel and Secretary